Exhibit 99.1

AGNICO-EAGLE COMPLETES COMPULSORY ACQUISITION
OF REMAINING GRAYD SHARES

Stock Symbol: AEM (NYSE and TSX)

Toronto (January 24, 2012) — Agnico-Eagle Mines Limited (“Agnico-Eagle”) announced today that it has acquired the remaining 5,032,139 common shares (the “Shares”) of Grayd Resource Corporation (“Grayd”) not already owned by Agnico-Eagle, representing approximately 5.23% of the outstanding Shares on a fully-diluted basis, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia) (the “Compulsory Acquisition”). Following completion of the Compulsory Acquisition, Agnico-Eagle now owns 96,261,039 Shares, representing 100% of the outstanding Shares on a fully-diluted basis.

Agnico-Eagle acquired the remaining 5,032,139 Shares for the same consideration and on the same terms contained in the offer and circular dated October 13, 2011, as amended and supplemented by a notice of change and variation dated October 21, 2011 (as amended and supplemented, the “Offer”), being consideration per Share of, at the election of each shareholder of Grayd, either (a) Cdn.$2.80 in cash or (b) 0.04039 of a common share of Agnico-Eagle and Cdn.$0.05 in cash, subject, in each case, to pro ration and rounding as set out in the Offer.

Agnico-Eagle intends to cause Grayd to take the necessary steps to delist the Shares from the TSX Venture Exchange (the “TSX-V”) shortly. Following the delisting of the Shares from the TSX-V, Agnico-Eagle intends to cause Grayd to apply to the relevant securities commissions for Grayd to cease to be a reporting issuer.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered gold producer with operations located in Canada, Finland and Mexico and exploration and/or development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders’ exposure to gold on a per share basis. It has paid a cash dividend for 29 consecutive years. Agnico-Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

Further information

For further information regarding Agnico-Eagle, contact Investor Relations at info@agnico-eagle.com or call (416) 947-1212.

To obtain a copy of the early warning report filed by Agnico-Eagle with the Canadian securities regulatory authorities relating to the acquisition by Agnico-Eagle of the remaining Shares under the Compulsory Acquisition, contact David Smith, Senior Vice-President, Investor Relations of Agnico-Eagle at (416) 947-1212.

Forward-looking statements

The information in this news release has been prepared as at January 24, 2012. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “intends” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include, without limitation, statements relating to Agnico-Eagle’s intention to cause Grayd to take the necessary steps to delist the Shares from the TSX-V and to apply to the relevant securities commissions for Grayd to cease to be a reporting issuer.

These forward-looking statements are subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Agnico-Eagle. Agnico-Eagle disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws.